UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number: 01-14010

A.	Full title of the plan and the address of the plan, if different from that of the issuer name below:

Waters Employee Investment Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Waters Corporation

34 Maple Street

Milford, Massachusetts 01757

Required Information

Financial Statements and Supplemental Schedule

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits as of December 31, 2012 and 2011

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2012

Notes to Financial Statements

Form 5500 – Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2012

Exhibit

Designation	Description	Method of Filing

Exhibit 23.1	Consent of Grant Thornton LLP	Filed with this Report

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Waters Employee Investment Plan

Date: June 21, 2013	By:	/s/ JOHN ORNELL
John Ornell
Employee Benefits Administration Committee

WATERS EMPLOYEE INVESTMENT PLAN

FINANCIAL STATEMENTS

AND

SUPPLEMENTAL SCHEDULE

AS OF DECEMBER 31, 2012 AND 2011

AND FOR THE YEAR ENDED DECEMBER 31, 2012

WITH

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

WATERS EMPLOYEE INVESTMENT PLAN

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

as of December 31, 2012 and 2011

and for the year ended December 31, 2012

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statement of Net Assets Available for Benefits as of December 31, 2012 and 2011	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2012	3

Notes to Financial Statements	4

Supplemental Schedule *:

Form 5500 – Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2012	11

*  Other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the PlanAdministrator of

Waters Employee Investment Plan

We have audited the accompanying statements of net assets available for benefits of Waters Employee Investment Plan (the Plan) as of December 31, 2012 and 2011 and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011 and the changes in net assets available for benefits for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

Westborough, Massachusetts
June 21, 2013

WATERS EMPLOYEE INVESTMENT PLAN

Statements of Net Assets Available for Benefits

as of December 31, 2012 and 2011

	December 31,
	2012	2011
Assets
Investments, at fair value
Waters Corporation Stock Fund	$36,798,908	$34,881,270
Mutual funds	360,126,711	297,235,475
Self-directed Brokeragelink option:
Common stock	13,290,112	6,985,696
Mutual funds	4,480,853	3,787,516
Other investments	585,988	388,828
Cash and cash equivalents	3,043,452	8,803,838
Common collective trust	5,681,061	5,296,554

Total investments	424,007,085	357,379,177

Receivables
Notes receivable from participants	7,396,590	7,209,490
Employer contributions	—	653,828

Net assets with all investments valued at fair value	431,403,675	365,242,495

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(162,577)	(130,633)

Net assets available for benefits	$431,241,098	$365,111,862

See accompanying notes to the financial statements.

WATERS EMPLOYEE INVESTMENT PLAN

Statement of Changes in Net Assets Available for Benefits

for the Year Ended December 31, 2012

Additions
Net investment income:
Net appreciation in fair value of investments (Note 5)	$36,700,141
Interest income	3,585
Dividend income	12,768,468

Total investment income	49,472,194

Interest income on notes receivable from participants	261,179

Contributions:
Employer’s contributions	12,336,732
Employees’ contributions	19,482,826
Rollovers	2,089,775

Total contributions	33,909,333

Other income	172,500

Total additions	83,815,206

Deductions
Benefits paid directly to beneficiaries and participants	17,565,485
Administrative expenses	120,485

Total deductions	17,685,970

Net increase	66,129,236

Net assets available for benefits:
Beginning of year	365,111,862

End of year	$431,241,098

See accompanying notes to the financial statements.

WATERS EMPLOYEE INVESTMENT PLAN

Notes to Financial Statements for the Year Ended December 31, 2012

1 Description of Plan

The following description of the Waters Employee Investment Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan, effective August 19, 1994, was created to provide an opportunity for eligible employees of Waters Technologies Corporation (“Waters” or the “Company”) and any eligible legally affiliated company to provide for their future financial security through participation in a systematic savings program to which each participating employer (the “Employer”) also contributes. The Plan is a defined contribution plan covering substantially all employees of the Company and its affiliates who work in the United States. The Plan is designed to take advantage of provisions of the Internal Revenue Code of 1986, as amended (the “IRC”), which allow a participant to elect to reduce taxable compensation (subject to certain limitations) with the amount of such reduction being contributed to the Plan by the Employer on behalf of the electing participant. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The Plan is a Safe Harbor Plan, which provides for catch-up contributions by participants who have attained age 50 before the close of the plan year, to satisfy the alternative methods of meeting nondiscrimination requirements, and redefine employer matching contributions. Accordingly, no discrimination testing is applicable.

Eligibility

Employees are eligible to participate in the Plan immediately upon their date of hire or rehire. Employees are automatically enrolled in the Plan upon their date of hire or rehire. Unless the employee elects to suspend automatic contributions, the automatic participation will commence at 3% of annual compensation and increase 1% each year until contributions reach 6% of annual compensation.

Contributions

Subject to certain limitations, participants may elect to voluntarily contribute to the Plan from 1% to 30% of their annual compensation, on a pre-tax basis through payroll deductions. Participants who have attained the age 50, or who will reach age 50 during the year, may elect to make an additional pre-tax contribution to the Plan of up to $5,500 for 2012, provided their regular pre-tax contributions reach either the Plan’s limit of 30% of eligible earnings or the Internal Revenue Service (“IRS”) dollar limit of $17,000 for 2012. As of December 31, 2012, participants had 31 investment options in which to direct the investment of their contributions and Company contributions. Each investment option offers a different level of risk and expected rate of return. All contributions are subject to the limitations of the Internal Revenue Code (the Code).

For contribution purposes, compensation includes salary, lump sum cash payments of merit pay increases, commissions, overtime pay, shift differentials, short-term disability pay, unused vacation pay, bonuses paid under the performance bonus plan and management incentive bonuses or certain other designated incentive plans. The Employer will match 100% of the first 6% of compensation contributed by the participant. The Employer matching contribution is effective immediately upon date of eligibility and follows the investment elections selected by the participant for employee contributions. Contributions and compensation considered for matching contribution purposes are subject to certain limitations.

Participant direct their elective contributions into various investments options offered by the Plan, which includes a self-directed brokerage account feature and the Waters Corporation Stock Fund, and can change their investments options on a daily basis.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, any applicable Employer matching contributions and an allocation of Plan earnings, and is charged with an allocation of administrative expenses to the extent that they are paid by the Plan. Certain administrative expenses are charged directly against participants’ accounts. Allocations of earnings and expenses are based on the participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account balance.

WATERS EMPLOYEE INVESTMENT PLAN

Notes to Financial Statements for the Year Ended December 31, 2012

Vesting

Participants are immediately vested in their voluntary contributions as well as Employer matching contributions, plus actual earnings thereon.

Rollover Election

Employees may make an eligible rollover contribution to the Plan at any time.

Administration

Fidelity Management Trust Company (“Fidelity”) is the trustee and custodian for the Plan. Fidelity Investments Institutional Operations Company (“FIIOC”) is the record keeper for the Plan.

Benefits

Benefits are paid in one lump sum upon death, disability, retirement or termination. Participants who are actively employed and have attained the age of 59 1/2 may withdraw all or any portion of their account balance for any reason. The Plan also provides for certain hardship withdrawals upon approval by the Plan Administrator, a representative of the Company’s management.

Administrative Expenses

Certain administrative expenses, including loan maintenance, brokerage account fees, Waters Corporation Stock Fund (“Stock Fund”) administrative fees and in-service withdrawal fees, are paid by the participants. Other expenses, such as legal, audit and consulting fees, incurred in the administration of the Plan are paid by the Company. A portion of the operating expenses and management fees are returned to the plan on revenue sharing arrangements. The revenue sharing amounts received are recorded as other income in the statement of changes in net assets available for benefits.

Notes Receivable from Participants

Participants in the Plan may borrow from their account balance. A participant may borrow an amount greater than or equal to $1,000 but not to exceed the lesser of (a) $50,000 minus the largest outstanding loan balance in the twelve months preceding the loan request or (b) 50% of the total account balance minus current outstanding loan balances. Principal and interest are repaid through payroll deductions for a period of up to five years, except for loans made for purchasing or constructing a principal residence for which the repayment term may be up to 20 years. The loans bear interest at a fixed rate equal to the prime rate on the first business day of the calendar quarter in which the loan is funded and are collateralized by the participants’ account balances. At December 31, 2012, interest rates on outstanding loans ranged from 3.25% to 9.0%.

2 Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in conformity with generally accepted accounting principles in the United States of America (“GAAP”). Benefits payable at year end are not accrued as they are considered to be a component of net assets available for benefits.

Investment Transactions and Investment Income

The Plan’s investments are stated at fair value. Shares of common stock and mutual funds are valued at the quoted market prices, which represent the net asset value of the shares held by the Plan at year end. The difference between fair value and contract value of the commingled trust fund is presented as an adjustment to net assets available for benefits. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis as earned.

Waters Corporation common stock is traded on a national securities exchange and is valued at the last reported sales price on the last business day of the year. The common stock was valued at $87.12 and $74.05 per share at December 31, 2012 and 2011, respectively.

Cash equivalents are stated at cost which approximates fair value and includes shares of two Fidelity money market funds that are highly liquid.

WATERS EMPLOYEE INVESTMENT PLAN

Notes to Financial Statements for the Year Ended December 31, 2012

The Plan presents in the statement of changes in net assets the net appreciation or depreciation in the fair value of its investments that consists of the realized gains or losses and unrealized appreciation or depreciation on those investments.

Contributions

Employer and employee contributions are recorded in the period in which payroll deductions are made from the employee’s compensation.

Benefit Payments

Benefit distributions are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2012 or 2011. If a participant ceases to make loan repayments, the plan administrator will deem the participant loan to be a distribution in accordance with applicable legal requirements, and the participant’s account balance will be reduced at the earliest permitted date as outlined in the Plan document.

Use of Estimates

The preparation of the Plan’s financial statements in conformity with GAAP requires the Plan Administrator to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Recently Adopted Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs. ASU 2011-04 amended Accounting Standards Codification (ASC) 820, Fair Value Measurement, to converge the fair value measurement guidance in U.S. GAAP and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The adoption of this standard did not have a material effect on the Plan’s financial position, results of operations or cash flows.

3 Fair Value Measurements

In accordance with the accounting standards for fair value measurements and disclosures, the Plan’s assets are measured at fair value on a recurring basis as of December 31, 2012 and 2011. Fair values determined by Level 1 inputs utilize observable data, such as quoted prices in active markets. Fair values determined by Level 2 inputs utilize observable data points other than quoted prices in active markets that are observable either directly or indirectly. Fair values determined by Level 3 inputs utilize unobservable data points for which there is little or no market data, which require the reporting entity to develop its own assumptions. If the Plan were to change its valuation inputs for measuring financial assets and liabilities at fair value, either due to changes in current market conditions or other factors, it would need to transfer those assets or liabilities to another level in the hierarchy based on the new inputs used. The Plan would recognize these transfers at the end of the reporting period in which the transfers occurred. During the years ended December 31, 2012 and 2011, there were no transfers of financial assets or financial liabilities between the hierarchy levels.

WATERS EMPLOYEE INVESTMENT PLAN

Notes to Financial Statements for the Year Ended December 31, 2012

The following table discloses the Plan’s assets measured at fair value on a recurring basis as of December 31, 2012:

	Total December 31, 2012	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Waters Corporation Stock Fund(a)	$36,798,908	$36,069,771	$729,137	$—

Mutual funds(b)	360,126,711	360,126,711	—	—
Self-directed Brokeragelink option(c) (d)	21,400,405	18,356,953	3,043,452	—
Common collective trust(e)	5,681,061	—	5,681,061	—

Total	$424,007,085	$414,553,435	$9,453,650	$—

(a)	Level 1 represents investments in the Stock Fund and Level 2 consists primarily of money market funds held with various institutions (Note 8).
(b)

The mutual funds are invested in the following categories: 29% in the common stock of large-cap U.S. companies, 26% in asset allocation funds, 12% in the common stock of international companies, 13% in the common stock of small- and mid-cap U.S. companies, 13% in intermediate-term fixed-income bonds issued by U.S. and foreign government agencies and 7% in U.S. government securities.

(c)

The Level 1 self-directed Brokeragelink assets are invested in the following categories: 19% in technologies stocks, 12% in healthcare stocks, 26% in other common stocks, 6% in fixed-income bond funds, 5% in large-cap mutual funds and 32% in exchange traded funds and other mutual funds.

(d)	The Level 2 self-directed Brokeragelink assets are primarily invested in money market funds held with various financial institutions.
(e)	See Note 6.

The following table discloses the Plan’s assets measured at fair value on a recurring basis as of December 31, 2011:

	Total December 31, 2011	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Waters Corporation Stock Fund(f)	$34,881,270	$33,898,461	$982,809	$—

Mutual funds(g)	297,235,475	297,235,475	—	—
Self-directed Brokeragelink option(h) (i)	19,965,878	11,162,040	8,803,838	—
Common collective trust(j)	5,296,554	—	5,296,554	—

Total	$357,379,177	$342,295,976	$15,083,201	$—

(f)	Level 1 represents investments in the Stock Fund and Level 2 consists primarily of money market funds held with various institutions (Note 8).
(g)

The mutual funds are invested in the following categories: 30% in the common stock of large-cap U.S. companies, 25% in asset allocation funds, 12% in the common stock of international companies, 13% in the common stock of small- and mid-cap U.S. companies, 12% in intermediate-term fixed-income bonds issued by U.S. and foreign government agencies and 8% in U.S. government securities.

(h)

The Level 1 self-directed Brokeragelink assets are invested in the following categories: 15% in healthcare stocks, 14% in technologies stocks, 5% in services stocks, 29% in other common stocks, 8% in large-cap mutual funds and 29% in other mutual funds.

(i)	The Level 2 self-directed Brokeragelink assets are primarily invested in money market funds held with various financial institutions.
(j)	See Note 6.

WATERS EMPLOYEE INVESTMENT PLAN

Notes to Financial Statements for the Year Ended December 31, 2012

Investments in the Stock Fund are stated at fair value based on the quoted market price on the last business day of the year for the Company’s common stock and the fair value of short-term liquid investments included in the Stock Fund.

Investments in mutual funds are stated at fair value based on the quoted net asset value of shares held by the Plan on the last business day of the year.

Investments under the self-directed Brokeragelink option are stated at fair value based on the quoted market prices on the last business day of the year.

Investments in common collective trusts are stated at estimated fair value, which represents the net asset value of shares held by the Plan at year end.

The methods described above may produce a fair value that may not be indicative of the net realizable value or reflective of future fair value. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

4 Investments

Investments that represent five percent or more of the Plan’s net assets at December 31 are as follows:

	2012	2011
Investments at fair value as determined by quoted market price:
Fidelity Growth Company Fund – Class K	$61,213,401	$51,028,641
Waters Corporation Stock Fund	36,798,908	34,881,270
PIMCO Total Return Institutional Class	28,876,547	20,810,559
Fidelity Puritan Fund – Class K	28,081,411	25,860,171
Fidelity Diversified International Fund – Class K	27,614,302	23,587,247
Fidelity Retirement Government Money Market Portfolio	26,393,182	23,259,204
Davis New York Venture Fund – Class Y	26,508,885	24,291,542
Fidelity Low-Priced Stock Fund – Class K	25,704,159	21,593,614

5 Net Appreciation in Fair Value

Net appreciation in fair value for the year ending December 31, 2012 is as follows:

Waters Corporation Stock Fund	$5,817,370
Mutual funds	30,241,395
Other	641,376

Net appreciation in fair value of investments	$36,700,141

6 Common Collective Trust

The Plan invests in the Fidelity Managed Income Portfolio, which is a common collective trust. It is a commingled pool of the Fidelity Group Trust for Employee Benefit Plans and is managed by Fidelity, which is also the trustee of the Plan. This fund seeks to preserve principal investments while earning interest income. This fund will try to maintain a net asset value of $1 per unit. The portfolio invests in investment contracts issued by insurance companies and other financial institutions, and in fixed income securities. A portion of the portfolio is invested in a money market fund to provide daily liquidity. Investment contracts provide for the payment of a specified rate of interest to the portfolio and for the repayment of principal when the contract matures. All investment contracts and fixed income securities purchased for the portfolio must satisfy the credit quality standards of Fidelity.

WATERS EMPLOYEE INVESTMENT PLAN

Notes to Financial Statements for the Year Ended December 31, 2012

The fair value of the investment contract at December 31, 2012 and 2011 was $5,681,061 and $5,296,554, respectively. The average yield and crediting interest rates were approximately 1.35% and 1.22% for 2012 and 1.35% and 2.05% for 2011, respectively. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 0%. Such interest rates are reviewed on a quarterly basis for resetting.

Certain events, such as the premature termination of the contract by the Plan or the termination of the Plan, would limit the Plan’s ability to transact at contract value with Fidelity. The Plan Administrator believes the occurrence of such events that would also limit the Plan’s ability to transact at contract value with Plan participants is not probable.

7 Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to IRS Form 5500 at December 31, 2012 and 2011:

	2012	2011
Net assets available for benefits, per the financial statements	$431,241,098	$365,111,862
Add: adjustment from contract value to fair value for fully benefit-responsive investment contracts	162,577	130,633

Net assets available for benefits, per Form 5500	$431,403,675	$365,242,495

The following is a reconciliation of the net investment loss per the financial statements to the IRS Form 5500 for the year ended December 31, 2012:

Net investment gain and interest income on notes receivable from participants, per the financial statements	$49,733,373
Add: adjustment from contract value to fair value for fully benefit-responsive investment contracts	31,944

Net investment income, per Form 5500	$49,765,317

8 Related-Party Transactions

Certain Plan investments are shares of mutual funds or common collective trusts managed by an affiliate of Fidelity, a subsidiary of which is the trustee of the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to Fidelity or its affiliates for administrative services amounted to $120,485 for the year ended December 31, 2012. Transactions with respect to participant loans and the Stock Fund also qualify as party-in-interest transactions.

The Plan has investments in shares of the Company’s common stock through the Stock Fund. During the year ended December 31, 2012, the Plan purchased units in the Stock Fund in the amount of $2,347,627; sold units in the Stock Fund in the amount of $6,230,966; and had net investment appreciation of $5,817,370, administrative expenses of $18,382 and interest and dividend income of $1,989. The total value of the Plan’s investment in the Stock Fund was $36,798,908 and $34,881,270 at December 31, 2012 and 2011, respectively.

9 Plan Amendment and Termination

The Company expects to continue the Plan indefinitely; however, it has the right to modify, amend or terminate the Plan at any time subject to the provisions of the IRC and ERISA. No such modification or amendment, however, shall have the effect of retroactively changing or depriving participants or beneficiaries of rights already accrued under the Plan. If the Plan is terminated, participants will remain 100% vested in their account balances.

WATERS EMPLOYEE INVESTMENT PLAN

Notes to Financial Statements for the Year Ended December 31, 2012

10 Tax Status

The IRS has determined and informed the Company by a letter dated July 18, 2011, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan Administrator believes that the Plan is designed and is currently being operated in accordance with all applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

U.S. GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

WATERS EMPLOYEE INVESTMENT PLAN

Form 5500 – Schedule H, Line 4i

Schedule of Assets (Held at End of Year) as of December 31, 2012

EIN:         04-3234558

Plan Number 002

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
Common stock fund
*	Fidelity Management Trust Company (FMTC)	Cash Reserves	N/A	$729,137
*	FMTC	Waters Corporation Common Stock	N/A	36,069,771

	Total common stock fund			36,798,908
Mutual Funds
	FMTC	American Beacon Small Cap Value Fund Institutional Class	N/A	8,212,737
	FMTC	American Funds Washington Mutual Investors Fund – Class R5	N/A	6,650,182
	FMTC	Columbia Acorn Fund Z	N/A	9,965,847
	FMTC	Davis New York Venture Fund – Class Y	N/A	26,508,885
*	FMTC	Fidelity Freedom K 2000 Fund	N/A	791,437
*	FMTC	Fidelity Freedom K 2005 Fund	N/A	118,138
*	FMTC	Fidelity Freedom K 2010 Fund	N/A	3,989,263
*	FMTC	Fidelity Freedom K 2015 Fund	N/A	3,03,908
*	FMTC	Fidelity Freedom K 2020 Fund	N/A	13,304,095
*	FMTC	Fidelity Freedom K 2025 Fund	N/A	6,757,587
*	FMTC	Fidelity Freedom K 2030 Fund	N/A	14,700,326
*	FMTC	Fidelity Freedom K 2035 Fund	N/A	5,198,266
*	FMTC	Fidelity Freedom K 2040 Fund	N/A	8,051,273
*	FMTC	Fidelity Freedom K 2045 Fund	N/A	2,673,170
*	FMTC	Fidelity Freedom K 2050 Fund	N/A	2,670,680
*	FMTC	Fidelity Freedom K 2055 Fund	N/A	51,633
*	FMTC	Fidelity Freedom K Income Fund	N/A	2,636,802
*	FMTC	Fidelity Diversified International Fund – Class K	N/A	27,614,302
*	FMTC	Fidelity Growth Company Fund – Class K	N/A	61,213,401
*	FMTC	Fidelity Low-Priced Stock Fund – Class K	N/A	25,704,159
*	FMTC	Fidelity Puritan Fund – Class K	N/A	28,081,411
*	FMTC	Fidelity Retirement Government Money Market Portfolio	N/A	26,393,182
	FMTC	Oppenheimer Developing Markets Fund – Class Y	N/A	15,700,353
	FMTC	PIMCO Total Return Institutional Class	N/A	28,876,547
	FMTC	Spartan 500 Index Fund – Institutional Class	N/A	11,657,158
	FMTC	Spartan Extended Market Index Fund – Advantage Class	N/A	1,185,833
	FMTC	Vanguard Total Bond Market Index Fund Institutional Shares	N/A	17,793,981
	FMTC	Vanguard Total International Stock Index Fund	N/A	522,155

	Total mutual funds			360,126,711
Notes receivable from participants
	Notes receivable from participants	Interest rates ranging from 3.25% to 9.0%; maturity dates through 2032	—	7,396,590
Self-directed funds
	FMTC	Self-Directed Brokeragelink Option	N/A	21,400,405
Common collective trusts
*	FMTC	Fidelity Managed Income Portfolio	N/A	5,681,061

	Total investments			$431,403,675

*	Party-in-interest